Exhibit 99.2

January 11, 2022

NOTICE OF “REDEMPTION FAIR MARKET VALUE” TO THE HOLDERS OF LI-CYCLE HOLDINGS CORP. PUBLIC WARRANTS (CUSIP 50202P113) AND PRIVATE WARRANTS

Reference is made to that certain Notice of Redemption (as defined below) under which Li-Cycle Holdings Corp. (the “Company”) committed to inform registered holders of the Company’s Warrants (as defined below) of the following information on this date.

Background

On December 27, 2021, the Company issued a notice of redemption (the “Notice of Redemption”) indicating that the Company is redeeming, at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase Common Shares of the Company (the “Common Shares”) that were issued under the Warrant Agreement, dated September 23, 2020, by and between Peridot Acquisition Corp. and Continental Stock Transfer & Trust Company (“CST”), as warrant agent, as amended by the Warrant Amendment Agreement, dated as of August 10, 2021 (together, the “Warrant Agreement”), by and between the Company and the Warrant Agent for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, the Company will redeem all of its outstanding warrants to purchase Common Shares that were issued under the Warrant Agreement in a private placement (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.

Redemption Fair Market Value

The “Redemption Fair Market Value” is determined in accordance with Section 6.2 of the Warrant Agreement based on the volume weighted average price of the Common Shares for the 10 trading days immediately following the date on which notice of redemption is sent to registered holders of the Warrants.

Based on the date of the Company’s Notice of Redemption, the Redemption Fair Market Value is $9.45.

Exercise of Warrants

At any time prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (1) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Common Share; or (ii) surrendered by the Warrant holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Common Shares determined in accordance with the terms of the Warrant Agreement and based on: (i) the period of time between the Redemption Date and the expiration of the Warrants, and (ii) the Redemption Fair Market Value.

In particular, should a holder elect to surrender their Warrants pursuant to a Make-Whole Exercise, such holder would receive a number of Common Shares determined by reference to the table set forth in Section 6.2 of the Warrant Agreement.

Based on the Redemption Fair Market Value and number of months to the expiration of the Warrants, the number of Common Shares to be issued for each Warrant that is surrendered pursuant to a Make-Whole Exercise is 0.253 Common Shares.

Redemption of Warrants

Any Warrants that have not been exercised for cash or surrendered pursuant to a Make-Whole Exercise by 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price of $0.10 per Warrant. For additional information, including information on how holders may exercise or surrender their Warrants, see the Notice of Redemption. For a copy of the Notice of Redemption and answers to frequently asked questions, please visit the Investor Relations section of the Company’s website at https://investors.li-cycle.com. In addition, a copy of the Notice of Redemption was attached as Exhibit 99.2 to the Current Report on Form 6-K filed by the Company on December 27, 2021, and is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. Neither the Company nor CST shall be responsible for the selection or use of any such CUSIP number, nor is any representation made as to its correctness on the Public Warrants or as indicated herein.

Questions Regarding Redemption

Questions regarding the redemption of the Warrants or the procedures therefor should be directed to the warrant agent, Continental Stock Transfer & Trust Company, LLC, at Continental Stock Transfer & Trust Company, LLC, One State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department.

Sincerely,

Li-Cycle Holdings Corp.

/s/ Carl DeLuca

Carl DeLuca
General Counsel & Corporate Secretary